UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Proved Reserves in 2020

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Rio de Janeiro, January 26, 2021 - Petróleo Brasileiro S.A. - Petrobras discloses its proved reserves of oil, condensate and natural gas, according to SEC (US Securities and Exchange Commission) regulation, estimated at 8.816 billion barrels of oil equivalent (boe), as of December 31, 2020. Oil and condensate, and natural gas correspond to 86% and 14% of this total, respectively.

In 2020, we booked new reserves related to the approval of new projects and the good performance of reservoirs, especially in Santos Basin pre-salt, resulting in an appropriation equivalent to 101% of the year's production. This effect was partially offset by the reduction of oil prices by 32% in 2020, used as future prices, according to SEC regulation.

Considering positive and negative effects on our reserves, and disregarding the reduction due to assets sold, the reserves replacement was 29% of 2020 production.

Asset sales in 2020 are aligned with the maximization of portfolio value, focused on world-class deepwater and ultra-deepwater assets, and their impact was not relevant to the total volume of reserves.

The 2020 reserves still do not consider new projects to be implemented as the result of the acquisition of the Transfer of Rights Surplus. These volumes will be considered after signing the coparticipation agreements for Búzios and Itapu fields.

The graph below presents the evolution of proved reserves, in billions of barrels of oil equivalent.

(1) Does not consider: (a) natural gas liquids, since the reserve is estimated as a reference point prior to gas processing, except in the United States and Argentina; (b) volumes of injected gas; (c) production of extended well tests in exploratory blocks; and (d) production in Bolivia, since the Bolivian Constitution does not allow the disclosure of reserves.

The R/P ratio (ratio between proved reserves and production) is 9.6 years.

Petrobras historically submits at least 90% of its proved reserves to independent evaluation according to SEC definitions. Currently, this evaluation is conducted by DeGolyer and MacNaughton (D&M).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Petrobras also estimates reserves according to the ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) definitions. On December 31, 2020, proved reserves according to those definitions reached 9.427 billion barrels of oil equivalent.

The differences between the reserves estimated by ANP/SPE definitions and those estimated using SEC regulation are mainly due to different economic assumptions and to the possibility of considering as reserves those quantities forecasted to be produced after concession contract expiration in fields in Brazil according to ANP reserves regulation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer